Exhibit 99.2

1- Name of the applicant corporation(s) Corporation number 5 - Name of the other bodies corporate involved, if applicable Corporation number or jurisdiction 2 - Name of the corporation(s) the articles of which are amended, if applicable Corporation number 3 - Name of the corporation(s) created by amalgamation, if applicable Corporation number 4 - Name of the dissolved corporation(s), if applicable Corporation number 6 - In accordance with the order approving the arrangement, the plan of arrangement attached hereto, involving the above named body(ies) corporate, is hereby effected. If the amendment includes a name change, indicate the change below: a. the articles of the corporation(s) indicated in item 2, are amended. b. the following bodies corporate and/or corporations are amalgamated (for CBCA corporations include the corporation number): c. the corporation(s) indicated in item 4 is(are) liquidated and dissolved: In accordance with the plan of arrangement, Print name: Signature: Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA). 7 - I hereby certify that I am a director or an authorized officer of one of the applicant corporations. ISED-ISDE 3189E (2020/01) Canada Business Corporations Act (CBCA) FORM 14.1 ARTICLES OF ARRANGEMENT (Section 192) Page of 2 Neovasc Inc. 404811-3 Shockwave Medical, Inc. Delaware N/A N/A N/A N/A N/A N/A (signed) "Chris Clark" Chris Clark April 11, 2023

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

MAR 0 9 2023

ENTERED

No. S230798
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
NEOVASC INC.
AND SHOCKWAVE MEDICAL, INC.

NEOVASC INC.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE Justice Milman) 09/Mar/2023
)
)

ON THE APPLICATION of the Petitioner, Neovasc Inc. ("**Neovasc**"):

[x] coming on for hearing at Vancouver, British Columbia on March 9, 2023 AND UPON HEARING Alexandra Luchenko, counsel to Neovasc, and no one appearing on behalf of the holders of common shares of Neovasc (the "**Neovasc Shares**"), the holders of outstanding options to purchase Neovasc Shares, the holders of outstanding restricted share units of Neovasc and the holders of outstanding share appreciation rights of Neovasc, though duly served; and UPON READING the Petition herein, the Order Made After Application of Master Hughes made February 3, 2023 (the "**Interim Order**"), the Affidavit #1 of Chris Clark sworn on February 1, 2023, the Affidavit #2 of Chris Clark sworn on March 6, 2023 and the Affidavit #1 of Angela Bradley sworn on February 2, 2023 and filed herein, and the Affidavit #2 of Angela Bradley sworn on March 8, 2023;

51369499

_2 THIS COURT ORDERS AND DECLARES THAT: 1. Pursuant to the provisions of Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), the Arrangement as provided for in the Plan of Arrangement, which is attached hereto as Schedule "A", including the terms and conditions of the Arrangement is procedurally and substantively fair and reasonable to Neovasc and those who will receive consideration in the exchanges provided for in the Plan of Arrangement. 2. The Arrangement as provided for in the Plan of Arrangement be and hereby is approved pursuant to the provisions of Section 192 of the CBCA. 3. The Arrangement, as it may be amended in accordance with the terms of the interim Order, shall take effect in accordance with the terms of the Plan of Arrangement at the Effective Time, as defined therein. 4. The Petitioner shall be entitled to seek the direction of this Court as to the i mplementation of this Order or to apply for such further Order or Orders as may be appropriate. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT: Signature of lawyer for Petitioner Alexandra Luchenko J. BY THE COURT. REGISTRAR

SCHEDULE "A" PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT ARTICLE 1 I NTERPRETATION Section 1.1 Definitions Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings): "Arrangement" means the arrangement under section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably. "Arrangement Agreement" means the arrangement agreement dated January 16, 2023 between Purchaser and Corporation (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms. "Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement. "Dissent Rights" has the meaning specified in Section 3.1. "Dissenting Holder" means a registered holder of Shares as of the record date of the Meeting who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such holder. "Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date. "Letter of Transmittal" means the letter of transmittal prepared by Purchaser, as approved by Corporation (acting reasonably), and sent to holders of Shares for use in connection with the Arrangement. "Plan of Arrangement" means this plan of arrangement proposed under section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably. Section 1.2 Certain Rules of Interpretation. I n this Plan of Arrangement, unless otherwise specified: (1) Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement. (2) Currency. All references to dollars or to $ are references to U.S. dollars. (3) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa. (4) Certain Phrases and References, etc. The words "including," "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of," "the total of," "the sum of," or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." Unless stated otherwise, "Article" and "Section," followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms "Plan of Arrangement", "hereof", "herein" and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. (5) Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise. (6) Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. (7) Time References. References to time are to local time, Vancouver, British Columbia. ARTICLE 2 THE ARRANGEMENT Section 2.1 Arrangement This Plan of Arrangement constitutes an arrangement under section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. Section 2.2 Binding Effect This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Corporation, Purchaser all Shareholders (including Dissenting Holders) and holders of Options, RSUs and SARs, any agent or transfer agent therefor and the Depositary and the Rights

Agent at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement. Section 2.3 Arrangement Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, i n each case, unless stated otherwise, effective as at five minute intervals starting at the Effective • Time: (1) the following transactions shall occur simultaneously: (a) each outstanding Option, RSU, and SAR shall vest in accordance with its terms; (b) each outstanding Option, shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Corporation in exchange for, in respect of each Option that is an ln-the-Money Option, (I) an amount equal to the Cash Portion less the applicable per share exercise price in respect of such Option and (ii) one CVR, less any applicable withholdings, and such Option shall be immediately cancelled. For greater certainty, neither Corporation nor Purchaser shall be obligated to pay the Consideration or any other amount in respect of any Option that is not an In-the-Money Option and that is not exercised prior to Effective Time, and any such Option shall be immediately cancelled for no consideration; (c) each outstanding RSU shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Corporation in exchange for the Consideration, less any applicable withholdings, and such RSU shall be i mmediately cancelled; (d) each outstanding SAR shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Corporation in exchange for the Consideration, less any applicable withholdings, and such SAR shall be i mmediately cancelled; (e) (I) each holder of outstanding Options, RSUs or SARs shall cease to be a holder of such Options, RSUs or SARs, (ii) such holder's name shall be removed from each applicable register, (iii) the Stock Option Plan, the RSU Plan and the SAR Plan and any and all agreements relating to the Options, the RSUs and the SARs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the Consideration, if any, to which it is entitled pursuant to Section 2.3(1)(b), Section 2.3(1)(c) or Section 2.3(1)(d), as applicable, at the time and in the manner specified in such Sections; (2) each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to Purchaser, and: (a) such Dissenting Holder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Shares by Purchaser in accordance with Article 3;

(3) (b) the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of Corporation; and (c) Purchaser shall be recorded as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof; concurrently with step (2), each outstanding Share (other than Shares held by Dissenting Holders who have validly exercised such holders' respective Dissent Rights) shall be transferred without any further act or formality by the holder thereof to Purchaser in exchange for the Consideration per Share, less any applicable withholdings, and: (a) the holder of such Share shall cease to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with this Plan of Arrangement; (b) the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of Corporation; and (c) Purchaser shall be recorded as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof; and ARTICLE 3 DISSENT RIGHTS Section 3.1 Dissent Rights (1) Registered holders of Shares as of the record date of the Meeting may exercise dissent rights ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the interim Order, the Final Order and this Section 3.1, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Corporation at its registered office no later than 5:00 p.m. (local time in place of receipt) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). (2) Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to Purchaser, as provided in Section 2.3(3), and if they are ultimately: (a) entitled to be paid fair value for such Shares, shall be entitled to be paid the fair value of such Shares by Purchaser, less any applicable withholdings, which fair value notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or (b) not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration per Share to which holders of Shares who have not exercised Dissent Rights are entitled under Section 2.3(3) hereof, less any applicable withholdings. Section 3.2 Recognition of Dissenting Holders (1) In no case shall Corporation, Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Meeting and as of the deadline for exercising Dissent Rights; and (b) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time. I n no case shall Corporation, Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the Effective Time. Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the cash payments and CVRs to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(3) hereof, less .any applicable withholdings. (4) In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Options, RSUs or SARs, and (b) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares). ARTICLE 4 CERTIFICATES AND PAYMENTS Section 4.1 Payment of Consideration (1) Prior to the filing of the Articles of Arrangement, Purchaser shall deposit, or arrange to be deposited, for the benefit of holders of Shares (other than the Dissenting Holders), cash with the Depositary and CVRs with the Rights Agent as are required by this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Share for this purpose. (2) Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(3), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment and CVRs which such holder has the right to receive under the Arrangement for such Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled. (3) After the Effective Date, Purchaser shall cause Corporation to deliver to each holder of Options (in accordance with Section 2.3(1)(b)), each holder of RSUs (in accordance with

Section 2.3(1)(c)) and each holder of SARs (in accordance with Section 2.3(1)(d)), the cash payment and the CVRs, if any, that such holder of Options, RSUs, or SARs, as applicable, is entitled to receive under the Arrangement. Payments with respect to Options, RSUs and SARs as set forth in Section 2.3, other than with respect to a CVR, shall be made, net of applicable withholdings, as soon as reasonably practicable after the Effective Date but in any event within ten Business Days of the Effective Date (except in the case of any Option, RSU or SAR which is subject to the provisions of section 409A of the United States Internal Revenue Code of 1986, in which case the payment shall be made on the earliest date upon which payment may be made in compliance with the requirements of such section). (4) Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment and CVRs which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the fifth (5th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in Corporation or Purchaser. On such date, all cash payments and CVRs which such former holder was entitled shall be deemed to have been surrendered to Purchaser or Corporation, as applicable, and shall be paid over by the Depositary to Purchaser or as directed by Purchaser. (5) Any payment made by the Depositary (or Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or Corporation) or that otherwise remains unclaimed, in each case, on or before the fifth (5th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the fifth (5th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, the Options, the RSUs and the SARs i n accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or Corporation, as applicable, for no consideration. (6) No holder of Shares, Options, RSUs or SARs shall be entitled to receive any consideration with respect to such Shares, Options, RSUs or SARs other than the cash payment and CVRs, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1. No holder of Shares, Options, RSUs or SARs shall be entitled to receive any interest, dividends, premium or other payment in connection with any payment contemplated by the Arrangement Agreement. No dividend or other distribution declared or made after the Effective Time with respect to any securities of Corporation with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares. Section 4.2 Lost Certificates (1) In the event any certificate which immediately prior to the Effective Time represented one or more Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the register holder thereof on the share register maintained by or on behalf of Corporation, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the cash payment and CVRs which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to Purchaser and the Depositary (each acting reasonably) in such sum as Purchaser may direct, or otherwise i ndemnify Corporation and Purchaser in a manner satisfactory to Corporation and Purchaser (each acting reasonably), against any claim that may be made against Corporation or Purchaser with respect to the certificate alleged to have been lost, stoleh or destroyed. Section 4.3 Withholding Rights (1) Each of Corporation, Purchaser the Depositary and the Rights Agent and any other third party paying agent, as applicable (each, a "Payor"), shall be entitled to deduct or withhold from any amount payable or otherwise deliverable to any Person under this Plan of Arrangement, such amounts as Corporation, Purchaser, the Depositary or the Rights Agent determine, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, the Ordinance, and in accordance with the Withholding Tax Ruling, if obtained, or any provision of any other Law and shall remit such deduction and withholding with the appropriate Governmental Entity. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made. (2) Notwithstanding the foregoing provisions and subject to any other provision to the contrary i n the Withholding Tax Ruling, if obtained, with respect to Israeli Taxes, the consideration payable to each Shareholder and holders of RSUs, SARs and Options (each a "Payee") shall be retained by the ❑epositary, the Rights Agent or the Corporation, as applicable, for the benefit of each such Payee for a period of one hundred and eighty (180) days following the Effective Time or ninety (90) days following the date of any payments with respect to CVR (or such longer reasonable period as may be provided by Purchaser in order to permit a Payee to submit a Valid Tax Certificate) (the "Withholding Drop Date"), unless Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable, is otherwise instructed explicitly by the ITA (during which time no Payor shall make any payments to a Payee and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each Payee may obtain a Valid Tax Certificate). If a Payee delivers, no later than three (3) Business Days prior to the Withholding Drop Date (I) in case the Withholding Tax Ruling is obtained, a declaration for Israeli Tax withholding purposes and any supporting documentation required by the Withholding Tax Ruling, as applicable, or (ii) a Valid Tax Certificate, to a Payor (or such other forms as are required under any applicable Tax Law), then the Consideration due to such Payee shall be paid to such Payee and the deduction and withholding of any Israeli Taxes shall be made in accordance therewith and subject to any non-Israeli withholding applicable to the payment (if any). Subject to the Withholding Tax Ruling, if obtained, if any Payee (i) does not provide Payor with a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release his or her portion of the consideration prior to the Withholding Drop Date

(3) and fails to submit a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) at or before such time, then the amount to be withheld from such Payee's portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable. Unless otherwise determined in the Withholding Tax Ruling, if obtained, any withholding made in New Israeli Shekels with respect to payments made hereunder in US Dollars shall be calculated based on a conversion rate on the date the payment is actually made to any Payee, and any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee. As soon as practicable following the date of this Agreement, the Corporation shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Purchaser or its Israeli counsel prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) that: 0) with respect any Payee (except for payees under clause (ii) below) (A) exempting Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Cash Portion or CVR consideration, as applicable, or clarifying that no such obligation exists, or (B) clearly instructing Purchaser, the Corporation, the ❑epositary, the Rights Agent, as applicable, and their respective agents on how such withholding at the source is to be implemented; and (ii) with respect to holders of Options, RSUs and SARs that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold I sraeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifying that no such obligation exists, or (B) instructing Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents on how such withholding at the source is to be implemented, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the "Withholding Tax Ruling"). The Corporation shall use reasonable best efforts to obtain the Withholding Tax Ruling prior to the Effective Time but, for the avoidance of doubt, obtaining the Withholding Tax Ruling prior to the Effective Time is not a closing condition. (4) Without limiting the generality of Section 4.3(3), each of the Corporation and Purchaser shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling. The applications for, and the final text of the Withholding Tax Ruling shall be subject to the prior written confirmation of Purchaser or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Corporation shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable. In the event that the Withholding Tax Ruling has not been received in accordance with the terms of this Section 4.3(4), Purchaser may make such payments and withhold any applicable Taxes in accordance with Section 4.3(1).

(5) Notwithstanding the foregoing, if the Withholding Tax Ruling is not obtained, in accordance with the undertaking provided by the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents to the Purchaser as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the consideration payable to each Payee shall be paid, free of any Israeli withholding, to the Corporation, the Depositary, the Rights Agent and their respective agents, as applicable, and such amounts shall be paid to each Payee, via the Corporation, the Depositary or the Rights Agent, as applicable, subject to the provisions of Section 2.4(4) and Section 4.3(2) above, which shall apply, mutatis mutandis, to the Corporation, the Depositary, the Rights Agent and their respective agents, and the Parties agree to adjust the payment procedures accordingly. Section 4.4 Calculations All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by Corporation, Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding. Section 4.5 No Liens Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind. Section 4.6 Paramountcy From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Options, RSUs and SARs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Shares, Options, RSUs and SARs, and the Corporation, Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Options, RSUs and SARs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement. ARTICLE 5 AMENDMENTS Section 5.1 Amendments (1) Corporation and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by Corporation and Purchaser, and (c) be filed with the Court and, if made following the Meeting, approved by the Court. (2) Notwithstanding the provisions in Section 5.1(1), Corporation and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Shareholders, provided that each such

(3) amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of Corporation and Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Shareholders. Subject to Section 5.1(2), any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by Corporation and Purchaser, acting together, at any time prior to or at the Meeting with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes. (4) Subject to Section 5.1(2), Corporation and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to Shareholders. Section 5.2 Termination This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. ARTICLE 6 FURTHER ASSURANCES Section 6.1 Further Assurances Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

No. S230798
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
NEOVASC INC.
AND SHOCKWAVE MEDICAL, INC.

NEOVASC INC.

PETITIONER

ORDER MADE AFTER APPLICATION

Alexandra Luchenko
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC, V7X 1L3
(604) 631-3300

Agent: Dye & Durham

51369499